UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

PUBLICLY-HELD CORPORATION

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MINUTES OF THE 250th MEETING OF THE BOARD OF DIRECTORS

1. DATE, TIME and PLACE: August 4th 2014, 7 pm, at the Company’s headquarters, at Av. Eng. Luiz Carlos Berrini, 1376, Brooklin, São Paulo – SP.

2. CHAIR AND SECRETARY: Antonio Carlos Valente da Silva, Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

3. ATTENDANCE: In view of the attendance of the undersigned members of the Board of Directors (the “Board”), according to article 19, paragraph 4, of the Company’s Bylaws, the meeting has achieved the required quorum for its installation and resolutions. The members of the Board, Mrs. Paulo Cesar Pereira Teixeira and Luiz Fernando Furlan have been represented by the Chairman of the Board, Mr. Antonio Carlos Valente da Silva, through vote delegation.

4. EXPLANATIONS AND RESOLUTIONS:

4.1. According to article 17, XXV, of the Company’s Bylaws, the attending members of the Board have approved, unanimously, to assess the business opportunity which encompasses the acquisition of the total capital stock issued by Global Village Telecom S.A. (“GVT”). For this purpose, the Board has approved the Company to present and submit, together with Telefónica S.A. (“Telefónica”), an offer addressed to Vivendi S.A. (“Vivendi”) for the acquisition, by the Company, of shares representing the total capital stock of GVT, as follows (the “Offer”):

(i) As consideration for the intended acquisition, the Offer encompasses the corresponding amount of R$20,100 million (twenty billion and one hundred million Brazilian Reais), being a part of such amount paid in cash, in Brazilian Reais, in the total amount of R$11,962 million (eleven billion and nine hundred and sixty-two million Brazilian Reais), and the other part paid in the form of shares issued by the Company representing 12% (twelve per cent) of its capital stock after the acquisition of GVT. The resources needed to finance the acquisition would be obtained through a capital increase to be held at the Company, with the subscription by Telefónica and by other companies of the Telefônica Group, in the proportion of their respective participation in the Company’s shareholding, observing the preemptive rights of the other shareholders.

(ii) The Offer is valid until September 3rd, 2014. Such period may not be observed if the Offer is accepted by Vivendi before the end of such term or, alternatively, if the term of the Offer is extended; and

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(iii) The Offer is subject to conditions usually applicable to this type of transaction, as well as to the obtainment of the applicable regulatory approvals (including the Administrative Council for Economic Defense - CADE and the National Agency for Telecommunications - ANATEL).

4.2. The members of the Board have also unanimously approved the Board of Executive Officers of the Company to undertake every and all necessary acts for the implementation of the above resolution, including the execution of documents by means of the representation of the Company’s Chief Executive Officer alone, Mr. Antonio Carlos Valente da Silva, as well as the release of Material Fact according to Law No. 6,404, of December 15th, 1976, as amended, and to Ruling No. 358, of January 3rd, 2002, of the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários - CVM), as amended.

With nothing further to discuss, this meeting was closed, and these minutes were drawn up by the Secretary of the Board, which were approved and signed by all attending members of the Board, and transcribed in the proper corporate book. São Paulo, August 4th, 2014. (aa) Antonio Carlos Valente da Silva – Chairman of the Board; Santiago Fernández Valbuena – Deputy Chairman of the Board; Antonio Gonçalves de Oliveira; Eduardo Navarro de Carvalho; Francisco Javier de Paz Mancho; José Fernando de Almansa Moreno-Barreda; Luciano Carvalho Ventura; Luis Javier Bastida Ibarguen; Luiz Fernando Furlan; Narcís Serra Serra; Paulo Cesar Pereira Teixeira and Roberto Oliveira de Lima. Secretary of the Board: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is the true and faithful copy of the minutes of the 250th meeting of the Board of Directors of Telefônica Brasil S.A., held on August 4th, 2014, drawn up in the proper corporate book.

Breno Rodrigo Pacheco de Oliveira

Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	August 5, 2014	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director